FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 11, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibits:

Press Release dated August 11, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  August 11, 2004

 NEWS RELEASE

PARAMOUNT ENERGY TRUST SPRINTS AHEAD IN SECOND QUARTER

PET Executes Bold Strategic Plan

Calgary, AB – August 11, 2004 - Paramount Energy Trust (“PET" or the “Trust) in announcing its second quarter 2004 results highlighted the aggressive action taken to implement its strategic business plan.  “Our objective is to build the Trust as a desired investment for Unitholders and through our recent acquisitions and financing activity, we have created value for our future,” said Sue Riddell Rose, President and Chief Operating Officer.  Stable production levels and continued strength in natural gas prices allowed the Trust to maintain its premium distribution level while also preserving the health of its balance sheet.

PET has recently negotiated the acquisition of more than $350 million in natural gas producing properties with current production of 60 MMcf/d to add to its portfolio through the acquisition of Cavell Energy Corporation (“Cavell”) and additional natural gas assets in Northeast Alberta (the “Athabasca Assets”). Concurrent with these acquisitions PET announced increases to distributions; a 12.5 per cent increase for July 2004 (payable August 16, 2004) to $0.18 per Trust Unit and a further increase for August 2004 (payable September 15, 2004) to $0.20 per Trust Unit.

Sue Riddell Rose, President and Chief Operating Officer of the Trust, commented, “The successful acquisition of Cavell and the Athabasca Assets and the flow through of the benefits directly to our Unitholders with premium distributions demonstrate PET’s business plan in action.”

Although efforts with respect to the gas over bitumen issue have continued, with preparations for the final AEUB hearing scheduled for this fall, legal challenges related to General Bulletin 2003-28, and negotiations with the Government of Alberta regarding an adequate financial solution, the Trust gained a measure of closure with respect to the issue during the quarter with the issuance of Decision 2004-045 with respect to the gas over bitumen Interim Hearing.

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,
(unaudited)	2004	2003	% Change	2004	2003	% Change
FINANCIAL ($Cdn thousands, except per Trust Unit amounts)
Revenue before royalties	49,904	53,643	(7)	101,136	117,972	(14)
Cash flow (2)	29,913	33,567	(11)	55,769	71,378	(22)
Per Trust Unit (1)	$ 0.62	$ 0.81	(23)	$ 1.19	$ 1.76	(32)
Net earnings (3)	5,029	16,984	(70)	6,931	42,930	(84)
Per Trust Unit (1)	$ 0.11	$ 0.41	(73)	$ 0.15	$ 1.06	(86)
Cash distributions	22,973	34,504	(33)	46,254	67,404	(31)
Per Trust Unit (4)	$ 0.480	$ 0.804	(40)	$ 1.000	$ 1.634	(39)
Net debt outstanding	41,735	38,420	9	41,735	38,420	9
Unitholders’ equity	177,593	219,570	(19)	177,593	219,570	(19)
Capital expenditures	234	12,506	(98)	47,889	27,193	76
OPERATING
Production
Natural gas (Bcf)	8.0	8.0	-	16.1	15.6	3
Natural gas (MMcf/d)	88.2	88.4	-	88.5	86.3	3
Average prices
Natural gas ($/Mcf)	6.22	6.67	(7)	6.28	7.55	(17)
Wells drilled (gross)
Gas	-	-	-	13	16	(19)
Service	-	-	-	-	1	(100)
Dry	-	-	-	-	-
Total	-	-	-	13	17	(24)
Success rate (%)	-	-	-	100	100	-
Undeveloped land holdings (thousands of net acres)	370	336	10	370	336	10
SUPPLEMENTAL (000’s)
Trust Units outstanding at end of period (5)	49,409	44,638	11	49,409	44,638	11
Incentive Rights outstanding	1,251	966	30	1,251	966	30
Weighted average Trust Units	47,019	41,342	14	45,875	40,495	13
Trust Units outstanding at August 10, 2004	64,209

(1)

Based on weighted average Trust Units outstanding for the period.

(2)

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(3)

Net earnings for six and three month periods ended June 30, 2003 and March 31, 2003 have been restated to reflect the retroactive application of a change in accounting policy relating to Asset Retirement Obligations.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

The Trust Units indicated for periods prior to March 31, 2003 are pro forma.  Actual Units were issued by PET in the first and second quarters of 2003.

Q2 HIGHLIGHTS AND NEW BUSINESS SINCE QUARTER END

UNITHOLDER DIRECT BENEFITS
Continued high rate of distributions:	$0.48 per Trust Unit for the second quarter ($0.16 per Trust Unit per month).
Increased rate of distributions for July 2004:	Increased distributions from previous $0.16 per Trust Unit per month to $0.18 per Trust Unit for July 2004.
Further increased rate of distributions:	Further increased distributions to $0.20 per Trust Unit per month for August 2004 and foreseeable future.
BUSINESS DEVELOPMENT
Cavell acquisition:

Entered into an agreement to purchase all of the outstanding shares of Cavell Energy Corporation for $2.40 per share ($148 million), adding 13.2 MMcf/d of gas production and 1,000 Bbls/d of oil production effective at closing on July 16, 2004.

Athabasca Assets acquisition:	Entered into an agreement to purchase natural gas assets in Northeast Alberta for $208.3 million, adding 45 MMcf/d of natural gas production effective July 1, 2004.
Maintained natural gas focus:	Reached an agreement to sell Cavell oil assets in Southeast Saskatchewan for $32.75 million.
Established critical mass:

The acquisitions of Cavell and the Athabasca Assets together will increase the Trust’s daily production by 75 percent to 139 MMcf/d and increase PET’s proved plus probable reserves by 78 per cent to 280 Bcf.

AEUB Interim Hearing Decision:

Decision 2004-045, resulting from the AEUB Interim Hearing related to the ongoing gas over bitumen issue, was released June 8, 2004 and called for the shut-in of an additional 12.5 MMcf/d of PET’s net gas production effective July 1, 2004.  This decision, combined with gas which remains shut-in since September 1, 2003 as a result of General Bulletin 2003-28 brings PET’s total shut-in volumes to 17 MMcf/d. This volume is significantly less than initially identified by the AEUB in 2003.

FINANCING
Closed equity financing:	Raised $50.4 million through issuance of 4.5 million Trust Units at $11.20 per Trust Unit in early May.
Announced $144 million financing:	Bought deal financing to raise $144 million through the issuance of 7.8 million Trust Units at a price of $12.35 per Trust Unit for $96 million and $48 million of 8% convertible debentures.

CORPORATE

The last four months has seen Paramount Energy Trust hit its full stride.  On May 26, 2004, PET announced that it had reached an agreement to acquire all of the outstanding shares of Cavell Energy Corporation (“Cavell”) for $2.40 per share or total enterprise consideration of $148 million.  Then in late July, PET announced that it had agreed to acquire additional natural gas assets in Northeast Alberta, near the Trust’s existing operations but outside the current gas over bitumen area of concern, for $208.3 million. Meanwhile, PET had also negotitated the disposition of Cavell’s Southeast Saskatchewan oil assets for $32.75 million.  All of these transactions are entirely consistent with PET’s business plan bringing accretion to production, cash flow and net asset value per Trust Unit, maintaining the Trust’s natural gas focus and adding critical mass to the Trust’s market capitalization in order to strengthen its competitive position in the acquisition and capital markets and to provide additional liquiditiy to Unitholders.

On July 16, 2004 the Trust closed the acquisition of all the issued and outstanding shares of Cavell for aggregate cash consideration of $30 million and the issuance of 6,931,633 Trust Units.  Subsequently, on July 19, 2004 PET announced that it had reached an agreement to sell the oil production in Southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million, prior to adjustments (the "SE Saskatchewan Disposition").  The SE Saskatchewan Disposition is expected to close prior to August 31, 2004. This transaction will return the Trust’s natural gas weighting to virtually 100 percent.

The Cavell assets to be retained by PET (the “Cavell Assets”) are 100 percent gas weighted by production with daily production of approximately 13.2 MMcf/d (average for May 2004).  The Cavell Assets have a proved plus probable reserve life index of 7.8 years with an average working interest of greater than 80 percent with over 95 percent of the production being operated. In addition to supplementing the Trust’s natural gas production base and lengthening its reserve life, the Cavell Assets are technically synergistic with PET’s shallow gas expertise.  With 190,000 net acres of undeveloped land, an extensive opportunity inventory exists to add future production and reserves.  Two of the three major areas of operation are located in western Saskatchewan, bringing geographic diversity into a year round access area which will allow PET to distribute future capital programs throughout the year.

On July 19, 2004, the Trust entered into an agreement to purchase natural gas properties in the Craigend, Panny, Peter Lake and Wabasca/Hoole areas of Northeast Alberta (collectively, the "Athabasca Assets”) for an aggregate purchase price of approximately $208.3 million, prior to any purchase price adjustments.  The acquisition of the Athabasca Assets (the “Athabasca Acquisition”)

is anticipated to be completed on or about August 17, 2004 and will have an effective date of July 1, 2004.  The Athabasca Assets have current daily production of approximately 47.5 MMcf/d and proved plus probable reserves of 84.1 Bcf at July 1, 2004 as independently evaluated in accordance with NI 51-101.

The 100 percent natural gas assets being acquired are located in close proximity to the Trust’s Northeast Alberta West Side Core Area but well outside the defined boundaries of the AEUB gas over bitumen area of concern.  The assets are an excellent fit with PET’s existing operations and will be managed from the Trust’s Athabasca field office. Consequently, these assets result in minimal incremental adminstrative expenses.

The Athabasca Acquisition will be funded with an equity and convertible debenture financing which closed on August 10 and expansion of its existing credit facilities.  PET issued, on a bought deal basis, 7,795,547 subscription receipts (“Subscription Receipts”) at a price of $12.35 each for gross proceeds of approximately $96 million, and $48 million of 8.0 percent convertible extendible unsecured subordinated debentures (“Debentures”) to a syndicate of underwriters. These figures include the full exercise of the option granted to the underwriters to purchase up to $24 million of Subscription Receipts and Debentures in aggregate on the same terms as above.

Each Subscription Receipt represents the right to receive one Trust Unit on the closing of the Athabasca Acquisition.  The proceeds from the offering of Subscription Receipts were deposited in escrow pending closing of the Athabasca Acquisition.  If the Athabasca Acquisition closes on or before September 30, 2004, the net proceeds will be released to PET and used to pay part of the purchase price of the Athabasca Acquisition and holders of Subscription Receipts will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering and the closing of the Athabasca Acquisition.  If the Athabasca Acquisition fails to close by September 30, 2004, or the Athabasca Acquisition is terminated at an earlier time, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.  Closing of the Athabasca Acquisition is currently anticipated to occur on August 17, 2004.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 8%, a final maturity date, if extended, of September 30, 2009, and will be convertible into the Trust Units of PET at a price of $14.20 per Trust Unit.  The initial maturity date of the Debentures will be September 30, 2004, with an automatic extension to September 30, 2009 upon the closing of the Athabasca Acquisition.  If the Athabasca Acquisition does not close on or before September 30, 2004, or if the Athabasca Acquisition is terminated at an earlier time, the Debentures will mature on the initial maturity date.  PET will pay holders of the Debentures interest semi-annually on March 31 and September 30, with the initial interest payment on March 31, 2005.

The acquisition of the Athabasca Assets together with the Cavell acquisition, net of the disposition of Cavell’s Southeast Saskatchewan light oil assets, will increase the Trust’s daily production by 75 percent to 139 MMcf/d, increase PET’s proved plus probable reserves by 78 percent to 280 Bcf and further reinforces the 100 percent natural gas weighting of the Trust.  The combined pro forma effect of these transactions will result in an increase of approximately 50 percent to PET’s cash flow per Unit on a pro forma basis for the remainder of 2004 and approximately 45 percent for 2005.  The accretion figures are based on the independent engineering assessment of proved developed producing reserves of the Athabasca Acquisition at current forward commodity prices net of corporate hedging and PET’s base forecast for 2005 including reinvestment of 15 percent of consolidated cash flow in development activities.  A favorable financial solution with the Government of Alberta for the recent shut-in of approximately 17 MMcf/d of gas related to the Alberta Energy and Utilities Board gas over bitumen issue would further increase cash flow per Unit.

After five consecutive months of paying monthly distributions of $0.16 per Trust Unit, PET increased its monthly distribution for the month of July 2004 to be paid on August 16, 2004 to $0.18 per Trust Unit to reflect the accretive effect of the Cavell acquisition and then to $0.20 per Trust Unit for the month of August 2004, to be paid on September 15, 2004 to account for the accretion from the acquisition of the Athabasca Assets.

It is expected that this newly established level of monthly distributions of $0.20 per Unit per month will be sustainable for the remainder of 2004 and the foreseeable future assuming:

1.

the current forward market for natural gas prices; and

2.

the successful closing of the Athabasca Acquisition prior to August 30, 2004.

The current level of distributions does not take into account any future financial solution with the Government of Alberta to compensate the Trust for shut-in gas volumes other than the current temporary financial assistance program of $0.60 per Mcf of foregone production which is currently received in the form of a royalty reduction on a monthly basis.  However, the Alberta Department of Energy has indicated its intention to reach a final financial solution to the gas over bitumen issue in a timely fashion.  The Trust intends to include any incremental distributable income from further future royalty reductions as a result of the gas over bitumen issue in its monthly distributions once such arrangements are finalized.

GAS OVER BITUMEN ISSUE

On June 8, 2004, the AEUB issued Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 (the “Decision”) regarding the gas over bitumen interim hearing which was held March 10 to April 1, 2004. The AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in Northeast Alberta totalling about 123 MMcf/d, almost one percent of Alberta’s 2003 daily average natural gas production.

On July 1, 2004 PET shut in wells producing approximately 12.5 MMcf/d or 13 percent of the Trust’s average daily production.  This volume is in addition to the 4.5 MMcf/d from wells shut-in on September 1, 2003 pursuant to Interim Shut-In Order 03-001.

The gas production ordered shut-in is approximately 90 percent of those recommended for shut-in by the AEUB Staff Submission Group (“SSG”) on January 26, 2004.  The volume of gas production actually ordered shut-in is lower than the SSG’s recommendations of January 26, 2004 principally due to natural production decline as well as certain zones for which the AEUB allowed continued production primarily in the Quigley and Winefred areas.  The Decision confirmed the balance of the SSG’s recommendations including that the Trust’s Legend property, representing over 17 MMcf/d of current production, will be allowed to continue to produce.

It is the view of the Trust that the Decision merely represents confirmation of what the AEUB intended to do as quickly as possible when GB 2003-16 was announced on June 3, 2003. The shut-in was refined to the Board’s interpretation of gas in association with potentially recoverable bitumen with the release of the SSG’s recommendations in late January.  The Decision confirmed virtually all of the recommendations of the SSG and accepted almost none of the technical arguments presented by gas producers and oil sands rightsholders at the recent interim hearing. PET continues to be firmly of the view that the entire process over the past year lacked the due process required and expected.

The AEUB will hold a pre-hearing meeting on September 15, 2004 to determine the scope of and participants in a final public hearing on this matter. PET will make a determination prior to that date whether to dedicate significant resources to such a proceeding given the AEUB’s lack of consideration for the technical evidence submitted by Industry over the past several months.

The AEUB also recently held an interim hearing with respect to specified Wabiskaw-McMurray intervals in wells in the Chard and Leismer areas of Northeast Alberta (the “Chard-Leismer Decision Wells”).  These wells had been previously approved for production or not recommended for shut-in only 16 months ago in AEUB Decision 2003-23 with respect to the Chard-Leismer Hearing. The Chard-Leismer Decision Wells were excluded from the interim hearing on the gas over bitumen issue held in March 2004 as a result of a Stay of the phase 3 proceedings of GB 2003-28 with respect to these wells by the Alberta Court of Appeal issued in February 2004.  Pursuant to Decision 2004-062 and Interim Shut-in Order 04-003 issued July 27, industry will be required to shut in approximately another 4 MMcf/d effective September 1, 2004 although PET’s net shut-in is minimal at approximately 0.2 MMcf/d.

With the AEUB Decisions now announced, PET has begun to proceed with the various legal avenues at its disposal including the Leave to Appeal of GB 2003-28 which was granted to PET and others by the Court of Appeal of Alberta on January 28, 2004 on the basis of a lack of due process and natural justice. PET does not believe that the interim hearing concluded in April provided for an adequate assessment of which, if any, gas production poses a threat to ultimate potential bitumen recovery as its scope was limited and therefore did not consider all of the affected wells, pilot project results from ongoing SAGD operations, recent technological advancements or other new evidence with respect to the technical issues.  PET anticipates that applications by gas producers with respect to GB 2003-28 will be heard by the Alberta Court of Appeal in September.

Discussions with the Government of Alberta regarding a financial solution through the royalty system have continued throughout the past year. While the Trust is disappointed that a comprehensive financial solution was not announced prior to or concurrently with the AEUB Decision, PET is hopeful that ongoing discussion in that regard will lead to such an announcement in a timely fashion.

OPERATIONS

Natural gas production increased two percent during the six months ended June 30, 2004 to 88.5 MMcf/d from 86.3 MMcf/d in the first half of 2003, despite the loss of 4.5 MMcf/d from wells shut-in on September 1, 2003 pursuant to Interim Shut-In Order 03-001.  Expected base production declines for the first half of 2004 were offset by the acquisition of the Marten Hills property effective January 1, 2004 which provided more than 7 MMcf/d of new production, the addition of approximately 7 MMcf/d near the end of the first quarter as a result of a successful winter capital spending and ongoing field operation optimization programs.  Natural gas production for the second quarter averaged 88.2 MMcf/d, down from 88.4 MMcf/d in the second quarter of 2003.

CAPITAL EXPENDITURES, DRILLING AND ACQUISITIONS

Development expenditures totaled $14.9 million for the six months ended June 30, 2004 virtually all of which occurred in the first quarter prior to spring break-up.  PET participated in the drilling of 13 wells (13 net) resulting in 13 natural gas wells (13 net).  In addition, workover and recompletion activities were undertaken on approximately 75 wells.  This total included more than 25 zone segregation operations on wells in the Trust’s East Side core area targeted at isolating productive gas zones from potentially recoverable bitumen.  Such segregation allowed approximately 3.5 MMcf/d, which had previously been shut-in September 2003, to be returned to production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas revenue decreased 14 percent to $101.1 million for the six months ended June 30, 2004, compared to $118.0 million for the six months ended June 30, 2003.  Lower natural gas prices decreased revenue by $20.5 million while increased production volumes resulted in a $3.7 million increase in revenue.  Natural gas revenue decreased 7 percent to $49.9 million for the three months ended June 30, 2004 compared to $53.6 million for the three months ended June 30, 2003.

Realized natural gas prices decreased by 17 percent for the six months ended June 30, 2004 to $6.28 per Mcf from $7.55 per Mcf in 2003.  PET’s blend of aggregator contracts, forward sales and AECO monthly index and daily spot market sales resulted in a realized natural gas price of approximately 94 percent of the average monthly Alberta Reference Price for the first half of 2004 versus 101 percent for the first half of 2003.  Average Alberta Reference Prices decreased 10 percent from $7.46 per Mcf for the six months ended June 30, 2003 to $6.70 per Mcf for the six months ended June 30, 2004.  The decrease in PET’s gas prices exceeded that for the reference price as the Trust fixed the price on a portion of its production during the first half of 2004.

For the six months ended June 30, 2004, the average royalty rate was 15.8 percent compared to 19.5 percent for the six months ended June 30, 2003.  Royalty rates in Alberta are calculated on a sliding scale sensitive to prices.  Consequently, the decrease in the average royalty rate is consistent with the decrease in the Alberta Reference Price in 2004 compared to 2003.  In the second quarter the average royalty rate dropped from 18.0 percent to 13.6 percent as gas prices decreased from the first quarter of 2004 compared to the second quarter.

Total production costs increased $3.9 million in the six months ended June 30, 2004 compared to the same period in 2003.  Unit production costs were $1.15 per Mcf in the six months ended June 30, 2004 compared to $0.94 per Mcf for the same period in 2003.  Unit production costs increased slightly in 2004 due to higher unit production costs in the Marten Hills area associated with third party processing arrangements in that area and fixed operating costs attributed to both the operation of additional plants and reduced throughputs in some of the plants due to the gas over bitumen shut-in of wells September 1, 2003.  PET’s unit operating costs are typically highest in the first and second quarters due to the winter-only access nature of most of its Northeast Alberta properties.  Unit production costs were $0.97 per Mcf in the second quarter of 2004 compared to $1.32 per Mcf in the first quarter.

The significantly lower commodity prices combined with higher production costs, offset by lower royalties and higher production volumes resulted in a $13.5 million decrease in operating income from $75.7 million for the six months ended June 30, 2003 to $62.2 million for the six months ended June 30, 2004.

($Cdn millions)
Production increase	$ 3.7
Price decrease	(20.5)
Royalty decrease	7.0
Transportation cost decrease	0.1
Operating cost increase	(3.8)
Decrease in net operating income	$ (13.5)

General and administrative expenses were $5.4 million in the first six months of 2004 compared to $2.1 million in 2003.  2004 general and administrative expenses include approximately $1.0 million with respect to management of the gas over bitumen issue and $1.4 million related to Incentive Right compensation costs expensed under new accounting rules adopted for 2004.

Interest expense was $1.8 million in the first six months of 2004 compared to $1.5 million in 2003.  In 2004, interest expense increased due to the debt financing of the Marten Hills acquisition and the fact that in 2003 PET commenced bank borrowing on March 11, 2003.

The above factors combined to decrease cash flow from operations to $55.8 million for the six months ended June 30, 2004 from $71.4 million in the 2003 period, a 22 percent decrease.

Depletion, depreciation and accretion expense increased from $28.4 million in the first half of 2003 to $47.1 million in 2004 due to an increase in the depletion rate.  This increase in the depletion rate was related to the reduction in proved reserves resulting from the new NI 51-101 reserve evaluation standards and the reclassification of shut-in gas reserves related to the gas over bitumen issue from the proved to probable reserve category.  Only proved reserves are taken into account in the calculation of depletion.

Net earnings were $6.9 million in the first six months of 2004 compared to $42.9 million in the 2003 period.

LIQUIDITY AND CAPITAL RESOURCES

PET had spent $14.9 million on development expenditures to the end of the first half of 2004.  While the majority of PET’s capital program has historically been conducted in the winter, the Trust intends to spend approximately $16 million on development projects in West Central and Southwest Saskatchewan, Mitsue and Cold Lake during the remainder of the year.

PET has a demand credit facility with a syndicate of Canadian Chartered Banks.  The credit facility presently has a borrowing base of $135 million.  The facility consists of a demand loan of $125 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

The Trust’s lenders have advised that, in connection with the closing of the acquisition of the Athabasca Assets, the borrowing base under its credit facility will be increased to $220 million.

Cumulative distributions for the first half of 2004 totalled $1.00 per Trust Unit.  A distribution of  $0.18 per Trust Unit will be paid on August 16, 2004 and a distribution of $0.20 per Unit for the month of August, to be paid September 15, 2004 was announced on July 20, 2004.

OUTLOOK

Natural gas prices have continued to remain high into early summer due to their relationship to oil prices which have set record highs in recent weeks, concerns over sustainability of supply as well as strong demand. PET currently has the following hedging position for this summer and through the winter of 2004/2005 as follows:

Volumes at AECO (Gigajoules/day) (“GJ/d”)	Price ($/GJ)	Term
40,000 GJ/d	$ 5.74	April 2004 – October 2004
7,500 GJ/d	$ 5.00 to 7.10	April 2004 – December 2004
15,000 GJ/d	$ 6.42	November 2004 – March 2005
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005
5,000 GJ/d	$ 6.75 to 8.50	November 2004 – March 2005

PET has also updated its guidance with respect to the last half of the 2004 fiscal year to reflect the acquisitions of Cavell and the Athabasca Assets as follows:

Guidance for the Second Half of 2004

Natural gas production (MMcf/d)	125
PET gas price ($/Mcf)	$6.65
Cash flow ($millions)	$90
Cash flow per Trust Unit ($/Unit/Month)	$0.25
Ending debt to cash flow ratio (excluding Debentures)	0.9 times
Ending debt to cash flow ratio (including Debentures)	1.0 times

The guidance reflects the forward market for natural gas prices in August, PET’s current hedging activity, gas sales contracts, the Trust’s August financing and the acquisition of Cavell and the Athabasca Assets.  This updated guidance incorporates all AEUB shut-ins but assumes no incremental financial assistance for shut-in gas due to the gas over bitumen issue beyond the $0.60 per Mcf of foregone production currently being allocated to affected gas producers in the form of a royalty adjustment.

The second quarter and the start of the third quarter of 2004 have been the most active in terms of positive developments in the short history of PET.  The PET team is excited to embark on the new challenges presented by these events and Management congratulates and thanks all of the staff and Board of Directors of the Trust on their outstanding efforts and counsel through the past months.  Further the Trust is happy to advise that the majority of Cavell staff have joined Paramount Energy Operating Corp. and we welcome them to our team.

Paramount Energy Trust

Consolidated Balance Sheets

As at	June 30, 2004	December 31, 2003
($ thousands)	(unaudited)

Assets
Current Assets
Accounts Receivable	$ 18,287	$ 19,029
Property, Plant and Equipment (Note 4)	243,639	241,955
	$ 261,926	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 13,703	$ 8,726
Distributions Payable	7,905	8,928
Bank and Other Debt (Note 5)	38,414	55,564
	60,022	73,218

Asset Retirement Obligations (Notes 4 and 8)	24,311	21,701

Unitholders’ Equity
Unitholders’ Capital (Note 6)	310,656	260,018
Contributed Surplus (Note 3)	2,953	-
Equity Adjustments (Notes 1 and 4)	(16,172)	(16,172)
Accumulated Earnings Net of Distributions	(119,844)	(77,781)
	177,593	166,065
	$ 261,926	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Gas over Bitumen Issue: Note 10 Subsequent Events: Note 11

Paramount Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2004	2003	2004	2003
($ thousands except per unit amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Natural Gas	$ 49,904	$ 53,643	$ 101,136	$ 117,972
Royalties	(6,782)	(8,862)	(16,021)	(23,057)
	43,122	44,781	85,115	94,915

Expenses
Operating	7,868	6,085	18,533	14,644
Transportation Costs (Note 3)	2,118	2,365	4,342	4,590
Exploration Expenses	514	424	1,073	769
General and Administrative (Note 3)	2,361	1,345	4,371	2,111
Gas over Bitumen Costs (Note 10)	438	-	979	-
Interest	650	1,039	1,778	1,490
Depletion, Depreciation and Accretion (Note 8)	24,144	16,539	47,108	28,381
	38,093	27,797	78,184	51,985
Net Earnings	5,029	16,984	6,931	42,930

Accumulated Earnings Net of Distributions at Beginning of Period, as previously reported	(101,900)	18,099	(77,781)	238,203
Retroactive Effect of Change in Accounting Policies (Notes 3 and 8)	-	-	(2,740)	(3,640)

Accumulated Earnings Net of Distributions at Beginning of Period, as restated	(101,900)	18,099	(80,521)	234,563
Reduction in Net Investment on Restructuring (Notes 1 and 2)	-	-	-	(209,510)
Distributions Paid or Payable	(22,973)	(34,504)	(46,254)	(67,404)

Accumulated Earnings Net of Distributions at End of Period	$(119,844)	$ 579	$(119,844)	$ 579

Earnings Per Trust Unit (Note 2(d))
Basic	$ 0.11	$ 0.41	$ 0.15	$ 1.06
Diluted	$ 0.11	$ 0.41	$ 0.15	$ 1.06

Distributions Per Trust Unit	$ 0.48	$ 0.804	$ 1.00	$ 1.634

See Accompanying Notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2004	2003	2004	2003
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash Provided By (Used For)
Operating Activities
Net Earnings	$ 5,029	$ 16,984	$ 6,931	$ 42,930
Items not Involving Cash
Depletion, Depreciation and Accretion	24,144	16,539	47,108	28,381
Trust Unit Compensation	668	-	1,443	-
Items not Associated with Operations
Exploration Expenses	72	44	287	67
Funds from Operations	29,913	33,567	55,769	71,378
Change in Non-Cash Working Capital	499	4,223	5,961	(7,559)
	30,412	37,790	61,730	63,819

Financing Activities
Issue of Trust Units	48,838	60,898	49,408	260,279
Distributions to Unitholders	(22,973)	(34,504)	(46,254)	(67,404)
Change in Bank and Other Debt	(48,576)	(29,109)	(17,151)	29,401
Change in Non-Cash Working Capital	736	(21,740)	(1,023)	11,160
	(21,975)	(24,455)	(15,020)	233,436

Funds Available for Investment	8,437	13,335	46,710	297,255

Investing Activities
Exploration Expenses	(72)	(44)	(287)	(67)
Acquisition of Properties, net	-	(13,204)	(32,954)	(288,414)
Change in Non-Cash Working Capital and Asset Retirement Obligation	(8,131)	-	1,466	-
Exploration and Development Expenditures	(234)	(87)	(14,935)	(8,774)
	$ (8,437)	$ (13,335)	$ (46,710)	$(297,255)

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in Cdn $ except as noted)

1.

PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada.  The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. ("PRL") to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor.  This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders’ Equity.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL.  PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

  On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000.  Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum.  At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders.  At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets").  The purchase price was $220,000,000.  POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note.  As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller’s net book value of the assets.  This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million.  This amount was recorded as a reduction in Unitholders’ Equity;

  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000.  The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units.  Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit.  On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000.  This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the Northeast Alberta properties of PRL which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s Northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in Northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s Northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a)

Principles of Consolidation  The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)

Petroleum and Natural Gas Operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred.  Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project.  Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test at each balance sheet date or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows.  The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent - 20 percent.

c)

Asset Retirement Obligations  The Trust recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment which is then depleted on a unit-of-production basis.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Per Unit Information  Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings per Unit were calculated using the weighted average number of Trust Units outstanding during the six month period ended June 30, 2004 of 45,874,526, (2003 – 40,494,730) during the three month period ended June 30, 2004 of  47,019,195, (2003 – 41,341,673). The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations.  In computing diluted earnings from operations per Unit 176,165 net Units were added to the weighted average number of Trust Units outstanding during the six month period ended June 30, 2004 (2003 – Nil) for the dilutive effect of Incentive Rights and 247,637 net Units were added to the weighted average number of

     Trust Units outstanding during the three month period ended June 30, 2004 (2003 – Nil) for the dilutive effect of Incentive Rights.

e)

Foreign Currency Translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at period end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gain and losses are reflected in earnings in the period in which they arise.

f)

Financial Instruments  Financial instruments are utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations.  The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g)

Income Taxes  The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to its Unitholders. As the Trust distributes all of its taxable income to its Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h)

Unit Incentive Plan  The Trust has a Unit Incentive Plan as described in Note 7. Effective January 1, 2004, the Trust retroactively adopted the revised Canadian accounting standard for Incentive Rights granted without restatement of prior periods. These standards require the Trust to record compensation expenses in the statement of earnings for Incentive Rights granted after January 1, 2002.

Upon the exercise of the Incentive Rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.  The effect of adoption of the revised standard on the financial statements is disclosed in Note 3.

Prior to January 1, 2004, no compensation cost was recorded for Incentive Rights granted to employees and directors.  The Trust previously disclosed the pro forma effect of accounting for these awards under the fair value based method.

i)

Measurement Uncertainty The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements for the period then ended.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

3.

CHANGE IN ACCOUNTING POLICY

a)

Stock-based compensation  The effect of the change in accounting policy as outlined in note 2(h) has been recorded retroactively without restatement of prior periods.  At January 1, 2004, the effect of the change resulted in an increase to contributed surplus and an offsetting decrease to retained earnings of $2.7 million.  A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004	$ -
Adoption of change in accounting policy (Note 2(h))	2,740
Trust Unit-based compensation expense	1,442
Transfer to share capital on exercise of Incentive Rights	(1,229)
Balance, as at June 30, 2004	$ 2,953

b)

Transportation Costs New accounting standards effective for fiscal years beginning on or after October 1, 2003 focus on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles.  In prior years, it had been industry practice to record revenue net of related transportation costs.  In accordance with the new accounting standard, revenue is now reported before transportation costs with separate disclosure in the consolidated statement of earnings and accumulated earnings of transportation costs.  Natural gas revenue and transportation costs correspondingly increased by $4.3 million for the six months ended June 30, 2004 (2003 - $4.6 million) and $2.1 million for the three months ended June 30, 2004 (2003 - $2.4 million) as a result of this change.  This change in classification has no impact on net earnings, earnings per Trust Unit or working capital and the comparative figures have been restated to conform to the presentation adopted for the current period.

4.

PROPERTY, PLANT AND EQUIPMENT

	June 30, 2004	December 31, 2003

Petroleum and Natural Gas Properties	$ 611,857	$ 565,687
Asset Retirement Costs	23,407	21,701
Corporate Assets	3,600	3,585
Adjustment to Net Book Value (Note 1)	(16,172)	(16,172)
	622,692	574,801
Accumulated Depletion and Depreciation	(379,053)	(332,846)
	$ 243,639	$ 241,955

Property, plant and equipment costs included $55.4 million (2003 - $48.5 million) currently not subject to depletion.

On January 5, 2004 PET closed the acquisition of producing natural gas properties at Marten Hills, Alberta for $30.3 million. This acquisition was financed from existing credit facilities (See also Note 11).

At December 31, 2003 the Trust recorded an impairment write-down to property, plant and equipment in the amount of $9.8 million.

5.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.

On February 4, 2003 PET issued a promissory note in the amount of $34.2 million to PRL in relation to the acquisition of certain assets in Northeast Alberta (Note 1).  Subsequently this promissory note was extinguished through the use of proceeds received on the issue of Trust Units (Note 6).

On February 3, 2003 PET issued a promissory note in the amount of $30.0 million to PRL in relation to the acquisition of certain assets in Northeast Alberta (Note 1).  Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002 PET issued a promissory note pursuant to the acquisition of assets from a subsidiary of PRL (Note 1).  This promissory note accrued interest at a rate of prime plus 0.25 percent.  The promissory note was repaid in full on February 3, 2003.  All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

6.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ Capital during the period ended June 30, 2004:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2003	44,638,376	$ 260,018,741
Units Issued Pursuant to Unit Offering, May 2004	4,500,000	50,400,000
Units Issued Pursuant to Unit Incentive Plan	141,375	1,670,739
Units Issued Pursuant to Distribution Reinvestment Plan	128,924	1,375,912
Trust Unit Issue Costs	-	(2,809,798)
Balance, June 30, 2004	49,408,675	$ 310,655,594

7.

UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (the "Grant Price")

shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The strike price of the Incentive Rights (the "Strike Price") may be reduced, such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,250,500 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

The Incentive Rights will only be dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At June 30, 2004 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. As at June 30, 2004 100,000 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, nil as of June 30, 2003.

Incentive Rights
	Average grant price	Incentive Rights
Balance, December 31, 2003	$ 6.04	1,145,500
Granted	$ 10.95	246,375
Exercised	$ 5.05	(141,375)
Cancelled	-	-
Balance, June 30, 2004	$ 7.12	1,250,500
Incentive Rights exercisable, end of period	$ 5.05	100,000

The following summarizes information about Incentive Rights outstanding at June 30, 2004:

Range of Exercise Prices	Number outstanding at June 30, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at June 30, 2004	Weighted average exercise price/Right
$2.26	824,125	4	$ 2.26	100,000	$ 2.26
$10.05-$10.18	180,000	5	$ 10.12	-	-
$10.87	246,375	5	$ 10.87	-	-

8.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $24.3 million as at June 30, 2004 based on total future liability of $45.6 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  The Trust used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	2004	2003
Obligation, beginning of period	$ 21,701	$ 20,039
Increase in liabilities during the period	1,707	-
Settlement of liabilities during the period	-	-
Accretion expense	903	620
Obligation, as at June 30,	$ 24,311	$ 20,659

9.

FINANCIAL INSTRUMENTS

Financial instruments

The Trust’s financial instruments included in the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at June 30, 2004 and December 31, 2003 due to their short-term nature.

Natural gas commodity price hedges

At June 30, 2004, the Trust has entered into financial forward sales arrangements as follows:

Volumes at AECO (Gigajoules/day) (“GJ/d”)	Price ($/GJ)	Term
40,000 GJ/d	$ 5.74	April 2004 – October 2004
15,000 GJ/d	$ 6.42	November 2004 – March 2005
7,500 GJ/d	$ 5.00 to 7.10	April 2004 – December 2004
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005

Had these contracts been settled on June 30, 2004, using prices in effect at that time, the mark-to-market settlement payment by PET would have totalled $7.0 million.

10.

GAS OVER BITUMEN ISSUE

On June 8, 2004 the AEUB issued decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 (the "Decision") regarding the recent gas over bitumen Interim Hearing which was held March 10 to April 1, 2004.  The AEUB ordered the shut in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totalling approximately 123 MMcf/d, almost 1% of Alberta's 2003 daily average natural gas production.  As of of July 1, 2004 PET had shut-in wells producing approximately 17 MMcf/d  including the 4.5 mmcf/d from the wells shut in on September 1, 2003 pursuant to Interim Shut-In Order 03-001.

Discussions with the Government of Alberta regarding a financial resolution through the royalty system have continued throughout the past year and the Department of Energy has indicated its intention to reach a final financial solution to the gas over bitumen issue in a timely fashion. The Trust cannot provide any assurance as to the amount or timing of any such financial solution.

11.

SUBSEQUENT EVENTS

On July 16, 2004 the Trust indirectly acquired all the issued and outstanding shares of Cavell Energy Corporation (“Cavell”) an oil and gas exploration and development company. The transaction will be accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired And Liabilities Assumed
($000's)

Land	$ 13,000
Property, plant and equipment	143,822
Working capital deficiency	(5,572)
Bank debt	(28,729)
Asset retirement obligations	(5,847)
$ 116,674

Consideration
Acquisition costs	$ 8,000
Cash	30,000
Trust units issued (6,931,633)	78,674
$ 116,674

The above represents Management's preliminary assessment of the net assets acquired.  The allocation of the purchase price will be finalized after the fair values of the assets and liabilities have been definitively determined.  Accordingly, the above allocation is subject to change.

Acquisition costs expected to be incurred include severance payments, payments to terminate Cavell stock options and legal and advisory costs and have been included in the pro forma bank and other debt.  For income tax purposes PET is able to, and intends to, claim a deduction for all amounts paid or payable to Unitholders and then allocate any remaining taxable income, if any, to its Unitholders.  Accordingly, no current or future income taxes have been included in the allocation of the purchase price.

On July 19, 2004 PET announced that it had reached an agreement to sell the oil producing properties in Southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million and the transaction is expected to close prior to August 31, 2004.

On July 20, 2004, the Trust announced that it had entered into an agreement to purchase certain petroleum and natural gas properties and assets in Northeast Alberta (the “Athabasca Acquisition”) for an aggregate purchase price of approximately $208.3 million, prior to any purchase price adjustments.  The Athabasca Acquisition is anticipated to be completed on or about August 17, 2004 and will have an effective date of July 1, 2004.

On July 20, 2004 the Trust also announce that in connection with the Athabasca Acquisition it had entered into an agreement with a syndicate of underwriters to issue 6.5 million Subscription Receipts each representing the right to receive one Trust Unit at $12.35 per Subscription Receipt for gross proceeds of $80,275,000 and $40,000,000 of 8% Convertible Extendible Unsecured Subordinated Debentures (the “Debentures”).  Subsequently on July 28, 2004 the underwriters exercised their options to acquire an additional 1,295,547 Subscription Receipts at $12.35 per Subscription Receipt for gross proceeds of $16,000,000 and an additional $8,000,000 of Debentures.  Upon completion of the Athabasca Acquisition the borrowing base under PET’s credit facility will be increased to $220 million.

Forward-Looking Information

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, regulatory risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET’s website (www.paramountenergy.com) or by contacting Paramount. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Paramount does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

About PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW Calgary, Alberta, Canada T2P 0J9

Susan L. Riddell Rose

President and Chief Operating Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Gary C. Jackson

Vice President, Land, Legal and Acquisitions

Sue M. Showers

Communications and Investor Relations Advisor

Telephone:  (403) 269-4400

Fax:  (403) 269-6336

Email:  info@paramountenergy.com